NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES FAVOURABLE RULING ON ONTARIO TAX APPEAL

Calgary, Alberta, Canada – August 7, 2014

Precision Drilling Corporation (“Precision”) announced today that the Ontario Court of Appeal ruled in favour of Precision’s wholly owned subsidiary, reversing a decision by the Ontario Superior Court of Justice dated June 26, 2013 regarding the reassessment of Ontario income tax for the subsidiary’s 2001 through 2004 taxation years. The Ontario Minister of Revenue has 60 days from the date of this decision to seek leave to appeal this decision to the Supreme Court of Canada.

The approximate $55.0 million paid to the Ontario tax authorities in 2008, related to the reassessed taxation years, will continue to be reflected as a long-term receivable by Precision until this matter is fully resolved.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on The New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
403.716.4575
403.716.4755 (FAX)